                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                         AMERICAN REALTY INVESTORS, INC.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   029174-10-9
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                                 (CUSIP Number)


                                Steven C. Metzger
                         Prager, Metzger & Kroemer PLLC
                           2626 Cole Avenue, Suite 900
                               Dallas, Texas 75201
                                 (214) 969-7600
                           (214) 528-3838 (Facsimile)
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   May 1, 2003
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 029174-10-9
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1    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     ONE REALCO CORPORATION, FEI NO. 75-2338496
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEVADA
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                   7   SOLE VOTING POWER
  NUMBER OF
                       -0-
   SHARES         --------------------------------------------------------------
                   8   SHARED VOTING POWER
BENEFICIALLY
                       -0-
OWNED BY EACH     --------------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER
 REPORTING
                       -0-
  PERSON          --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
   WITH
                       -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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
CUSIP NO. 029174-10-9
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1    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     NEW STARR CORPORATION, FEI NO. 75-2846650
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEVADA
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                   7   SOLE VOTING POWER
  NUMBER OF
                       234,450
   SHARES         --------------------------------------------------------------
                   8   SHARED VOTING POWER
BENEFICIALLY
                       -0-
OWNED BY EACH     --------------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER
 REPORTING
                       234,450
  PERSON          --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
   WITH
                       -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     234,450
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)
                                                                             [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.06%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 4 to Statement on Schedule 13D (this "Amendment No. 4") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of American Realty Investors, Inc., a Nevada corporation (the "Issuer" or "ARL"), and amends the original Statement on Schedule 13D and Amendments Nos. 1, 2 and 3 thereto (the "Amended Statement") previously filed with the Securities and Exchange Commission (the "Commission") by the "Reporting Persons" described below. The principal executive offices of the Issuer are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 029174-10-9.

         This Amendment No. 4 to Schedule 13D is being filed to reflect a disposition of a sufficient number of Shares of ARL to reduce the Reporting Persons' ownership to below the 5% level, and to reflect the date on which the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment No. 3 is filed on behalf of One Realco Corporation, a Nevada corporation ("One Realco"), and New Starr Corporation, a Nevada corporation ("New Starr"). One Realco has its principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074, and New Starr has its principal executive offices located at 1750 Valley View Lane, Suite 130, Farmers Branch, Texas 75234. One Realco and New Starr are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because New Starr is a wholly-owned subsidiary of One Realco.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is further amended as follows:

         (a) According to the latest information available from the Issuer, as of March 19, 2003, there were 11,375,127 Shares of ARL issued and outstanding. As of May 1, 2003, after giving effect to the transaction described in (c) below, the Reporting Persons own and hold directly and beneficially the following Shares:

        NAME                                      NO. OF SHARES OWNED             APPROXIMATE PERCENT
                                                        DIRECTLY                       OF CLASS
        ----                                      -------------------             -------------------
        One Realco                                        -0-                             -0-
        New Starr                                       234,450                          2.06%
                                                        -------                          -----
                                                        234,450                          2.06%
                                                        =======                          =====

         (b) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of New Starr may be deemed to beneficially own the Shares held directly by New Starr; those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximately percentage of the class, as well as the relationship are set forth in the following table:


                    NAME OF DIRECTOR                    ENTITY           NO. OF SHARES       PERCENT OF CLASS
                                                                       BENEFICIALLY OWNED
                    ----------------                    ------         ------------------    ----------------
        Ronald F. Akin                                 New Starr            234,450               2.06%

        F. Terry Shumate                               New Starr            234,450               2.06%
                                                                            -------               -----

        Total Shares beneficially owned by                                  234,450               2.06%
        Reporting Persons and individuals listed above:
                                                                            =======               =====

         Each of the directors of New Starr have shared voting and dispositive power over the 234,450 Shares held by New Starr.

         (c) During the past sixty days ended May 1, 2003, no transaction have occurred in the ARL Shares except that on May 1, 2003, One Realco sold all 1,437,209 Shares of ARL owned by One Realco to Basic Capital Management, Inc. ("BCM") at a price of $10.60 per share in cash (an aggregate of $15,234,415). After giving effect to such sale, One Realco ceased to own any Shares of ARL.

         (d) No Person other than the Reporting Persons or their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares held by New Starr or the Shares sold by One Realco.

         (e) After giving effect to the sale on May 1, 2003 by One Realco to BCM of 1,437,209 Shares of ARL, One Realco ceased to be the holder of any Shares of ARL and the Reporting Persons individually and collectively ceased to be the beneficial owners of more than 5% of the Shares of ARL. Therefore, the date on which the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares was May 1, 2003.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Statement on Schedule 13D is true, complete and correct.

         Dated: May 1, 2003.

                                ONE REALCO CORPORATION



                                By:  /s/ F. TERRY SHUMATE
                                    --------------------------------------------
                                      F. Terry Shumate,
                                      Vice President, Secretary and
                                      Treasurer


                                NEW STARR CORPORATION



                                By:   /s/ F. TERRY SHUMATE
                                    --------------------------------------------
                                      F. Terry Shumate,
                                      Vice President, Secretary and
                                      Treasurer